Exhibit 10.2
EMPLOYMENT AGREEMENT
     This Employment Agreement (this “Agreement”) is made and entered into effective (the “Effective Date”) as of February 9, 2011, by and between Global Traffic Network, Inc., a Nevada corporation located at 880 Third Avenue, 6th Floor, New York, NY 10022 (the “Company”), and Scott Cody, with a mailing address of P.O. Box 442, 252 School Street, Howard, PA 16841 (the “Employee”).
BACKGROUND
     A. Global Traffic Network, Inc., a Delaware corporation and predecessor to the Company (“Global Delaware”), and Employee have previously entered into that certain Employment Agreement effective as of March 29, 2006 (the closing date of the Global Delaware’s initial public offering), as amended by that certain Amendment No. 1 to Employment Agreement dated April 4, 2007 (but effective as of March 29, 2007), and that certain Amendment No. 2 to Employment Agreement dated July 1, 2008 by and between the Employee and the Company (as the successor in interest to Global Delaware) (as so amended, the “Previous Agreement”).
     B. The Company desires to employ Employee as the Company’s Chief Financial Officer and Chief Operating Officer in accordance with the terms and conditions of this Agreement, and wishes to obtain reasonable protection against unfair competition from Employee following termination of employment and to protect itself against unfair competition and the use of its confidential business and technical information.
     C. Employee wishes to provide services to the Company in exchange for compensation and is willing to grant the Company the benefits of the various covenants contained herein.
     D. The Company and the Employee wish to enter into this Agreement to supersede and replace the Previous Agreement in its entirety.
AGREEMENT
     Now, Therefore, in consideration of the foregoing facts, the mutual covenants set forth herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
     1. Employment. The Company hereby employs Employee as the Company’s Chief Financial Officer and Chief Operating Officer, and Employee hereby accepts such employment and agrees to serve the Company to the best of his ability, promoting the Company’s interests and business and devoting substantially all of his business time, energy and skill to such employment.
     2. Duties and Powers. While Employee is employed hereunder, and excluding any periods of vacation, sick, disability or other leave to which Employee may be entitled, Employee agrees to devote substantially all of Employee’s attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Employee pursuant hereto and under the Company’s bylaws as amended from time to time, to use Employee’s reasonable best efforts to perform faithfully and efficiently such responsibilities. Employee shall perform such duties under the direction of, and shall report to, the Company’s Chief Executive Officer, President or Board of Directors (the “Board”) or a committee thereof. Employee shall comply with the Company’s policies and procedures; provided, however, that to the extent such policies and procedures are inconsistent with this Agreement, the provisions of this Agreement shall control.
     3. Term. The Employee’s appointment and position hereunder shall be effective as of the Effective Date and shall continue until terminated as provided pursuant to Section 9.
     4. Salary. The Company shall pay Employee an initial annual salary of $347,287.50. Commencing July 1, 2011, Employee’s annual salary shall be $395,000.00 per year. Payment of Employee’s annual salary shall be made in accordance with the Company’s normal payroll business practices.
     5. Annual Bonus. During the term of this Agreement, Employee shall be entitled to receive an annual performance-based bonus (the “Bonus”) of up to $100,000 for fiscal 2011 and up to 40% of Employee’s base salary commencing with fiscal 2012. The amount of the Bonus, if any, will be determined and paid based upon satisfaction of certain operating profit goals to be determined by the Board or the Compensation Committee thereof for the applicable fiscal year. Subject to Employee remaining an active employee of the Company through the end of the applicable fiscal year, the Bonus, if any, for such fiscal year will be paid not later than the 15th day of the third month after the end of the fiscal year in which the Bonus has been earned.
     6. Equity Awards; Accelerated Vesting.
     (a) Employee will receive, as of the Effective Date, a grant of 22,725 shares of the Company’s common stock, pursuant to the Company’s Amended and Restated 2005 Stock Incentive Plan, which are restricted with respect to sale and transfer (the “Restricted Stock”). The restrictions on the Restricted Stock will lapse in three installments of 7,575 shares on the first, second and third anniversary of the date of grant.
     (b) In the event of an acquisition of the Company through the sale of substantially all of the Company’s assets or through a merger, exchange, reorganization or liquidation of the Company or a similar event as determined by the Board or the Compensation Committee thereof (such transaction, as defined in the Company’s Amended and Restated 2005 Stock Incentive Plan, a “Transaction”), all unvested options to purchase Company stock or other equity-based incentives awarded to Employee will immediately vest upon the closing of such Transaction.
     7. Other Benefits. Employee shall be entitled to participate in or receive benefits under any employee-benefit plan made available by the Company in the future to its employees based in the United States (including without limitation medical, dental and life insurance benefits), subject to and on a basis consistent with the terms, conditions and overall administration of such plans. Nonetheless, in its sole discretion the Company may amend or terminate any such employee-benefit plan providing benefits generally to its employees. Employee shall be entitled to an aggregate of four weeks of paid vacation in each calendar year. Notwithstanding the foregoing, unless and until the Company elects to provide its United States based employees (including Employee) with medical insurance, the Company shall pay Employee $1,000 per month in lieu providing Employee with such benefit.
     8. Reimbursement of Business Expenses. Upon presentation of appropriate receipts and/or vouchers, the Company shall reimburse Employee for the reasonable and necessary expenses he incurs in connection with the performance of his duties, in accordance with any and all Company’s policies and procedures governing such expenses.

     9. Termination.
     (a) Notwithstanding the term set forth in Section 3 hereof, this Agreement may be earlier terminated as set forth below:
     (i) by the Company without Cause (as defined below);
     (ii) by the Company, immediately upon written notice to Employee for the following events, each of which would constitute “Cause”: (a) Employee is convicted of a felony; (b) Employee has materially breached this Agreement; (c) Employee’s material violation of a Company policy that has a materially adverse effect on the Company; (d) Employee’s failure to perform his duties as the Company’s Chief Financial Officer and Chief Operating Officer as required by this Agreement, which failure has not been cured by Employee after ten days written notice thereof to Employee by the Company; or (e) Employee’s habitual intoxication, drug use or chemical substance abuse by any intoxicating or chemical substance;
     (iii) by Employee in the event (a) of a material breach of this Agreement by the Company, or (b) that Employee is required to report directly to anyone other than the Company’s Chief Executive Officer, President or the Board of Directors (or a committee thereof); provided, however, that in either case: (x) Employee has provided written notice to the Board of the existence of such breach within a period not to exceed ninety (90) days following its initial occurrence; (y) the Company has failed to cure such breach within a period of (30) days following the Board’s receipt of such notice from Employee; and (z) Employee terminates his employment with the Company within a period of time not to exceed thirty (30) days following the expiration of the Company’s cure period under subsection (y) above;
     (iv) by Employee voluntarily upon at least 30 days written notice to the Company, specifying an effective date for such termination; and
     (v) upon the death or disability of Employee. For the purposes of this Agreement, Employee’s “disability” shall occur if Employee shall become incapacitated by accident or illness and, in the sole reasonable determination of the Board, shall be unable to perform the duties of the positions he then occupies with reasonable accommodation for a period of time of not less than 90 consecutive days, and the Company provides 30 days written notice to the Employee at any time after such period of disability.
          (b) In the event of any termination occurring by virtue of paragraphs (i) through (v) above, Employee shall be entitled to compensation and benefits, if any, accrued through the effective date of termination. Furthermore, if Employee’s employment is terminated pursuant to paragraphs (i) or (iii) above, he shall continue to receive the salary payments specified in Section 4 for the 12-month period immediately following the effectiveness of any such termination (the “Severance Payments”);
          (c) Except as provided in the following paragraph, the Company shall make all Severance Payments due pursuant to this Section 9, and all payments made pursuant to the preceding paragraph, at the times and in the manner that Employee’s salary would have been paid but for the termination of Employee’s employment and shall otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (“Section 409A”).
     If, as of the date Employee’s employment is terminated: (i) the Company’s common stock is publicly traded (as determined under Section 409A), (ii) Employee is a “specified employee” (as determined under Section 409A), and (iii) any portion of the Severance Payments due pursuant to this Section 9, or any amounts payable under the second preceding paragraph of this Section 9, would exceed the sum of the applicable limited separation pay exclusions as determined pursuant to Section 409A, then payment of the excess amount shall be delayed until the first regular payroll date of the Company following the six month anniversary of the date of Employee’s employment termination (or, if earlier, the date of his or her death), and shall include a lump sum equal to the aggregate amounts that Employee would have received had payment of this excess amount commenced following the date of Employee’s employment termination as provided in this Section 9. If Employee continues to perform any services for the Company (as an employee or otherwise) after the date of Employee’s employment termination, such six month period shall be measured from the date of Employee’s “separation from service” as defined pursuant to Section 409A.
     (d) Notwithstanding any contrary provisions of this Agreement, the Company shall, before the due date for payment of any amounts that become payable pursuant to Section 9(b) or 6(b) hereof, cause an independent national accounting firm designated by the Company (the “Accounting Firm”) to compute whether there would be any “excess parachute payments” payable to Employee, within the meaning of Code Section 280G, taking into account the total “parachute payments,” within the meaning of Code Section 280G, payable to Employee by the Company or any successor thereto under this Agreement and any other plan, agreement or otherwise. If there would be any excess parachute payments, the Accounting Firm will compute the net after-tax proceeds of such total “parachute payments” that would be paid to Employee, after taking into account all applicable federal, state and local income and employment taxes, and the excise tax imposed by Code Section 4999, if either (a) the payments hereunder were reduced, but not below zero, such that the total parachute payments payable to Employee would not exceed three (3) times the “base amount” as defined in Code Section 280G, less One Dollar ($1.00); or (b) the payments hereunder were not reduced. If reducing the payments hereunder would result in a greater after-tax amount of such proceeds being paid to Employee, then such lesser amount shall be paid to Employee. Any good faith determination by the Accounting Firm shall be final, binding and conclusive upon the Company and Employee, subject to the following paragraph.
     As a result of uncertainty in the application of Code Section 280G, it is possible that excess parachute payments will be paid when such payment would result in a lesser amount of such after-tax proceeds being paid to Employee. In any such case, the payment of any excess parachute payment under this Agreement will be void ab initio to the extent of any such excess. Any excess will be treated as an overpayment by the Company to the Employee. Employee will return the overpayment to the Company, within fifteen (15) business days after any determination by the Accounting Firm that excess parachute payments have been paid when not so intended, with interest at an annual rate equal to the rate provided in Code Section 1274(d) (or 120% of such rate if the Accounting Firm determines that such rate is necessary to avoid an excise tax under Code Section 4999) from the date Employee received the excess until it is repaid to the Company.
     All fees, costs and expenses (including, but not limited to, the cost of retaining experts) of the Accounting Firm shall be borne by the Company; and the Company shall pay such fees, costs, and expenses as they become due. In performing the computations required hereunder, the

Accounting Firm shall assume that taxes will be paid for federal, state and local purposes at the highest possible marginal tax rates that could be applicable to Employee in the year of receipt of the payments, unless Employee agrees otherwise.
     10. Confidential Information.
     (a) Employee will hold all Confidential Information (as defined below) in the strictest confidence and never use, disclose or publish any Confidential Information without the prior express written permission of the Company and its Board. Employee agrees to maintain control over any Confidential Information obtained, and restrict access thereto to the Company’s employees, agents or other associated parties who have a need to use such Confidential Information for its intended purpose. Employee agrees to advise and inform any party to whom he has provided access to the Confidential Information of its confidential nature, and further agrees to ensure that such parties be bound by the terms and obligations of this Agreement that relate to confidentiality.
     (b) Upon the Company’s request, all records and any compositions, articles, devices and other items which disclose or embody Confidential Information, including all copies or specimens thereof in Employee’s possession, whether prepared or made by Employee or others, will be delivered to the Company.
     (c) All documents and tangible items provided to Employee by the Company or created by Employee for use in connection with his employment by the Company are the sole and exclusive property of the Company and shall be promptly returned to the Company upon termination of employment with the Company, together with all copies, recordings, notes or reproductions of any kind made from or about the documents and tangible items or the information they contain.
     (d) For purposes of this Agreement and subject to the following paragraph, the term “Confidential Information” shall mean all information developed by Employee as a result of his work with, for, on behalf of or in conjunction with the Company and any information relating to the Company’s processes and products, including information relating to research, development, manufacturing, know-how, formulae, product ideas, inventions, trade secrets, patents, patent applications, systems, products, programs and techniques and any secret, proprietary or confidential information, knowledge or data of the Company. All information disclosed to Employee or to which Employee obtains access, whether originated by Employee or by others, which is treated by the Company as “Confidential Information,” or which Employee has a reasonable basis to believe is “Confidential Information,” will be presumed to be “Confidential Information.”
     Notwithstanding the foregoing definition, the term “Confidential Information” will not apply to information which (i) Employee can establish by documentation was known to Employee prior to its receipt by Employee from the Company, (ii) is lawfully disclosed to Employee by a third party not deriving such information from the Company, or (iii) is presently in the public domain or becomes a part of the public domain through no fault of Employee.
     (e) The Company shall in turn keep all personal nonpublic information about Employee that the Company may now have or hereafter acquire in strict confidence and shall not disclose any such personal nonpublic information except as required by law or ordered by a court of competent jurisdiction, or with the consent, express or implied, of Employee himself.
     11. Restrictive Covenants. Employee agrees that during the period Employee is employed by the Company (commencing on the Effective Date) and continuing for a period one year following the termination of this Agreement for any reason or no reason, Employee will not, without the prior express written consent of the Company, directly or indirectly, engage in any of the following actions:
     (a) render services, advice or assistance to any corporation, person, organization or other entity which engages in the provision of traffic and/or news information to radio or television stations anywhere outside of the United States, or engage in any such activities in any capacity whatsoever, including without limitation as an employee, independent contractor, officer, director, manager, beneficial owner, partner, member or shareholder of any provider of traffic and/or news information; provided, however, that Employee may be a shareholder of a corporation other than the Company, required to file periodic reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934 where his total holdings are less than one percent of the issuing corporation’s issued and outstanding publicly traded securities; or
     (b) induce, solicit, endeavor to entice or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Company or a related entity to cease doing business with the Company or a related entity, or in any way interfere with the relationship between any such customer, vendor, licensee, licensor or other business relation and the Company or a related entity; or
     (c) induce, solicit or endeavor to entice or attempt to induce any employee of the Company or a related entity to leave the employ of the Company or a related entity, or to work for, render services or provide advice to or supply confidential business information or trade secrets of the Company or a related entity to any third person or entity, or to in any way interfere adversely with the relationship between any such employee and the Company or a related entity.
     12. Conflicts of Interest. Employee agrees that he will not, directly or indirectly, transact business with the Company or a related entity for his own benefit, or as agent, owner, partner or shareholder of any other entity; provided, however, that any such transaction may be entered into if approved by a majority of the disinterested directors serving on the Board after full disclosure.
     13. Further Assurances. Each party shall, without further consideration, execute such additional documents as may be reasonably required in order to carry out the purpose and intent of this Agreement.
     14. Arbitration.
     (a) The parties will, to the greatest extent possible, endeavor to resolve any disputes relating to the Agreement through amicable negotiations. Failing an amicable settlement, any controversy, claim or dispute arising under or relating to this Agreement, including the existence, validity, interpretation, performance, termination or breach of this Agreement, will finally be settled by binding arbitration before a single arbitrator (the “Arbitration Tribunal”) which will be jointly appointed by the parties. The Arbitration Tribunal shall self-administer the arbitration proceedings utilizing the Commercial Rules of the American Arbitration Association (“AAA”); provided, however, the AAA shall not be involved in administration of the arbitration. The arbitrator must be a retired judge of a state or federal court of the United States or a licensed lawyer with at least five years of corporate or commercial law experience and have at least an AV rating by Martindale Hubbell. If the parties cannot agree on an arbitrator, either party may request the AAA to appoint an arbitrator which appointment will be final.
     (b) The arbitration will be held in that particular State and municipal location in which the Company’s headquarters, at the time of any such arbitration’s institution, is located. Each party will have discovery rights as provided by the Federal Rules of Civil Procedure within the limits imposed by the arbitrator; provided, however, that all such discovery will be commenced and concluded within 60 days of the selection of the arbitrator. It is the intent of the parties that any arbitration will be concluded as quickly as reasonably practicable. Once commenced, the hearing on the disputed matters will be held four days a week until concluded, with each hearing date to begin at 9:00 a.m. and to conclude at 5:00 p.m. The arbitrator will use all reasonable efforts to issue the final written report containing award or awards within a period of five business days after closure of the proceedings. Failure of the arbitrator to meet the time limits of this Section 14 will not be a basis for challenging the award. The Arbitration Tribunal will not have the authority to award punitive damages to either party. Each party will bear its own expenses, but the parties will share equally the expenses of the Arbitration Tribunal. The Arbitration Tribunal shall award attorneys’ fees and other related costs payable by the losing party to the successful party as it deems equitable. This Agreement will be enforceable, and any arbitration award will be final and non-appealable, and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding the foregoing, claims for injunctive relief, may be brought in a state or federal court in the state court in Las Vegas, Nevada.
     15. General Provisions. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Nevada without regard to its conflicts-of-law provisions. The venue for any action hereunder shall be in Las Vegas, Nevada. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be illegal, invalid or unenforceable, and such illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement. This Agreement contains the entire understanding of the parties with regard to all matters contained herein. Employee acknowledges and agrees that this Agreement supersedes and replaces all prior agreements relating to the matter contained herein, including, but not limited to, the Previous Agreement, and that the Previous Agreement is null and void and has no further effect. There are no other agreements, conditions or representations, oral or written, expressed or implied, with regard to the matters contained in this Agreement other than those referenced in this paragraph. This Agreement is and shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the parties hereto; provided, however, that Employee may not assign this Agreement because the services to be rendered hereunder are unique and personal in nature. This Agreement may be amended only in writing, signed by both parties. Any waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement. Any notice to be given under this Agreement by either Employee or the Company shall be in writing and shall be effective upon personal delivery or delivery by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the party at the address set forth at the beginning of this Agreement, but each party may change its or his address by written notice in accordance with this paragraph. Notice delivered personally shall be deemed given as of actual receipt and mailed notices shall be deemed given as of three business days after mailing. The parties hereby mutually represent and warrant that they are authorized to execute and deliver this Agreement, that this Agreement will be valid and enforceable against each party upon their execution and delivery of the same, and that there are no restrictive agreements binding them which may affect their ability to perform their respective obligations hereunder. If any party is made or shall become a party to any litigation (including arbitration) commenced by or against the other party involving the enforcement of any of the rights or remedies of such party, or arising on account of a default of the other party in its performance of any of the other party’s obligations hereunder, then the parties shall bear their own expenses and attorneys’ fees. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Signatures delivered by facsimile and other means of electronic communication shall be valid and binding to the same extent as original signatures.
     16. Compliance with Section 409A. To the extent any provision of this Agreement may be deemed to provide a benefit to Employee that is treated as non-qualified deferred compensation pursuant to Section 409A, such provision shall be interpreted in a manner that qualifies for any applicable exemption from compliance with Section 409 or, if such interpretation would cause any reduction of benefit(s), such provision shall be interpreted (if reasonably possible) in a manner that complies with Section 409A and does not cause any such reduction.
     17. Survival. The rights and obligations set forth in Section 9 of this Agreement, the restrictions set forth in Sections 10 and 11 of this Agreement, and the provisions of Sections 14, 15 and 16 of this Agreement, shall survive the termination of this Agreement and/or Employee’s employment with the Company.
Signature Page Follows

     In Witness Whereof, the parties have executed this Employment Agreement on this 9th day of February, 2011.

COMPANY: GLOBAL TRAFFIC NETWORK, INC. a Nevada corporation
By:	/s/ William L. Yde
William L. Yde III, Chief Executive Officer

EMPLOYEE:
/s/ Scott E. Cody
Scott E. Cody

Signature Page — Employment Agreement